

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.



03024329

Bornheim, June 25th, 2003

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Sandra Kinsey,

enclosed please find our press release and interim report issued on June 25th, 2003 for your information.

It's a brief report concerning the past business year 2002/03 and the preliminary figures for 2003/04.

Kind regards,

pp. Judith Würtz

dlw 7/9

Enclosure



HORNBACH Group Back on Track in the First Quarter of 2003/2004

Jump in Sales and Strong Earnings Growth

- Consolidated sales rise by 25.0% in the First Quarter of 2003/2004
- Like-for-like sales at DIY superstores and garden centers up by 3.9%
- First-quarter earnings show even stronger growth than sales
- Number of group employees exceeds 10,000 for the first time

Frankfurt a. M./Neustadt an der Weinstraße, June 25, 2003 – **Following the difficulties witnessed in the retail sector over the 2002/2003 fiscal year (March 1, 2002 to February 28, 2003), the HORNBACH Group has enjoyed a successful start to the new year. Both HORNBACH HOLDING AG and its largest subsidiary, HORNBACH-Baumarkt-AG, were able to achieve year-on-year increases in sales of more than 20% during the first quarter of 2003/2004 (reporting date: May 31, 2003). As announced by the Executive Board at its Financial Statements Press Conference in Frankfurt, earnings grew even more significantly than sales. This was due to like-for-like sales growth coupled with an increase in the gross margin primarily resulting from improved procurement conditions. Excluding the newly opened stores, sales at HORNBACH DIY megastores and garden centers in Germany grew by 3.3% in Germany, and by 3.9% across the Group. The market leader in DIY megastores and garden centers has therefore seen a marked acceleration in its growth compared with the previous year and has been able to increase its market share in a difficult competitive environment.**

The annual reports of HORNBACH-Baumarkt-AG and HORNBACH HOLDING AG were presented at the financial statements press conference. The most important key figures have been included in a table at the end of this press release. More extensive information as to the business development of the HORNBACH Group can be found on the internet in the Investor Relations / Financial Reports sections of the companies' homepages (www.hornbach.com and www.hornbach-holding.com).

The Executive and Supervisory Boards of the two companies, which are both listed in the SDAX segment of the German Stock Exchange, will propose to the Annual General Meetings to be held in Frankfurt am Main on August 28 and 29 that the dividend should remain unchanged on the previous year. In spite of the difficult earnings situation in the past fiscal year, this means that dividends of € 0.87 per ordinary share in HORNBACH-Baumarkt-AG (ISIN DE0006084403) and of € 1.14 per preference share in the parent company HORNBACH HOLDING AG (ISIN DE0006083439) will be distributed.

The HORNBACH HOLDING AG Group includes the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG subgroups, as well as Lafiora HORNBACH Florapark GmbH.



Key Figures for the First Quarter of 2003/2004 (IFRS)

	HORNBACH HOLDING AG (ISIN DE0006083439)			HORNBACH-Baumarkt-AG (ISIN DE0006084403)		
Figures in € m	± %	2003/04	2002/03	± %	2003/04	2002/03
Sales	25.0	**572.3**	457.9	21.2	**533.0**	439.9
• Germany				8.3	365.6	337.6
• International *Share in %*				63.6	167.4 *31.4 %*	102.3 *23.3 %*
Like-for-like sales growth (%)					3.9 %	1.5 %
Gross margin (in % of net sales)		**35,3**	34,6		**35,8**	34,7
EBITDA	29.0	**61.4**	47.6	30.9	**52.5**	40.1
Earnings before interest and tax (EBIT)	35.5	**43.9**	32.4	41.0	**38.2**	27.1
Consolidated earnings before taxes and extraordinary items	35.1	**35.8**	26.5	41.6	**32.7**	23.1
Consolidated earnings after taxes and before extraordinary items	38.4	**22.0**	15.9	42.8	**20.7**	14.5
Extraordinary income	-	**1.1**	-	-	**1.1**	-
Consolidated earnings before minority interests	45.3	**23.1**	15.9	50.3	**21.8**	14.5
Consolidated net income	43.8	**18.7**	13.0	50.3	**21.8**	14.5
Earnings per share (€)	43.6	**2.37**	1.65	51.0	**1.45**	0.96
Investments (in € m)	-15.0	**27.7**	32.6	-53.3	**10.5**	22.5
Balance sheet total	12.2	**1,666.3**	1,485.0	11.8	**1,150.8**	1,029.4
Shareholders´ equity	2.7	**439.7**	428.2	1.6	**370.9**	364.9

The first quarter of the 2003/2004 fiscal year (March 1 to May 31, 2003) saw a considerable year-on-year increase in the consolidated sales of HORNBACH HOLDING AG (excluding sales tax). As of May 31, 2003, net sales had soared by 25.0% to € 572.3m (previous year: € 457.9m). Sales at the HORNBACH-Baumarkt-AG subgroup rose by 21.2% to € 533.0m (previous year: € 439.9m). Like-for-like sales across the subgroup increased by 3.9%. The share of international sales rose from 23.3% in the previous year to 31.4%.

Following new openings in Nieuwegein (Netherlands) and in Schwetzingen, the HORNBACH-Baumarkt-AG subsidiary was operating 104 DIY superstores with garden centers across Europe as of May 31, 2003, with a total sales area of around 1,036,000 m². The average store size amounted to almost 10,000 m². A total of 79 stores is operated in Germany. The HORNBACH DIY superstores and garden centers in other European countries are distributed as follows: Austria (10), the Netherlands (8), the Czech Republic (4), Switzerland (2) and Luxembourg (1).

HORNBACH Baustoff Union GmbH increased the number of its outlets by means of an acquisition to 19. On April 2, 2003, Lafiora HORNBACH Florapark GmbH opened the fourth specialist Lafiora garden center at its Ludwigshafen location. Including the Lafiora garden centers, the total number of retail stores within the HORNBACH HOLDING Group now amounts to 108 with around 1,054,000 m² of sales area (reporting date: May 31, 2003).

Strong Earnings Growth

Thanks to the pleasing course of business during the first quarter of the 2003/2004 fiscal year, HORNBACH has been able to report a rapid recovery from the fall in earnings seen in



2002/2003, which had been caused by a series of one-off factors. It can be seen that the investments made in customer retention and in expanding the company's market share have paid off and made a permanent contribution to strengthening the competitive position of HORNBACH. The earnings figures have improved both on the previous year and on the 2001/2002 fiscal year.

During the period under report, the consolidated earnings of the HORNBACH HOLDING AG Group before tax and the extraordinary result improved by 35.1 % to € 35.8m (previous year: € 26.5m). The equivalent key figure at the Baumarkt subgroup increased by 41.6% to € 32.7m (previous year: € 23.1m). Earnings per share based on IFRS at the HOLDING soared from € 1.65 to € 2.37 per preference share (+43.6 %). At the Group's DIY subsidiary, HORNBACH-Baumarkt-AG, earnings per ordinary share jumped from € 0.96 to € 1.45 (+51.0 %).

The marked improvement in the key earnings figures for the first quarter is primarily due to the increase in like-for-like sales and to the fact that the gross margin rose in spite of lower retail prices, but remained below the level seen in the 2001/2002 fiscal year. Across the Group, the gross margin rose as a percentage of net sales from 34.6 % to 35.3 %. At the HORNBACH-Baumarkt-AG subgroup, the gross profit margin increased from 34.7 % to 35.8 %. This was principally the result of an improvement in international procurement conditions. The relative decline in administration costs as a percentage of net sales also had a positive impact on the development of earnings.

For the first time in the company's history, the number of employees at the HORNBACH Group exceeded 10,000. Across Europe, there were 10,029 individuals in fixed employment at HORNBACH HOLDING AG or at one of its subsidiaries (previous year: 8,446).

Outlook

Up to seven new openings of HORNBACH DIY superstores and garden centers are scheduled to take place in Germany and other European countries by the end of the fiscal year (February 28, 2004). The overall number of retail stores is therefore expected to rise to 115 (previous year: 105) with a total sales area of just under 1,140,000 m². The overall net sales of the HORNBACH Group are predicted to grow to more than € 2.0bn. The Baumarkt subgroup aims to achieve sales of € 1.9bn.

Consolidated earnings before taxes and extraordinary items are expected to grow faster than sales at HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG and to surpass the level seen in the 2001/2002 fiscal year (€ 46.5 m and € 46.3m respectively). This improvement is to achieved by means of enhanced efficiency – and due to the synergies and the exchange of best-practice experience with Kingfisher plc., the strategic partner of the HORNBACH Group.

Further details as to the course of business at the HORNBACH HOLDING AG Group and at the HORNBACH-Baumarkt-AG subgroup can be found in the interim reports published today on the internet.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com



Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau

Tel: (+49) 0 63 48/ 60-24 44
Fax: (+49) 0 63 48/ 60-42 99
invest@hornbach.com

Internet:
www.hornbach.com
www.hornbach-holding.com

Financial Calendar

- June 25, 2003 — **Financial statements press conference** 2002/2003; Publication of annual report; **Interim Report** as of May 31, 2003
- August 28, 2003 (11 a.m.) — **Annual General Meeting** HORNBACH-Baumarkt-AG
- August 29, 2003 (11 a.m.) — **Annual General Meeting** HORNBACH HOLDING AG (both at Congress Center Messe Frankfurt)
- September 25, 2003 — **Interim Report** as of August 31, 2003
- December 19, 2003 — **Interim Report** as of November 30, 2003

Selected Group, Financial and Operating Data for the 2002/2003 Fiscal Year

HORNBACH HOLDING AG Group

(ISIN DE0006083439)

Figures in € m, if not indicated otherwise	± %	GJ 2002/2003	GJ 2001/2002
Earnings figures			
Net sales	14.5	1,709	1,493
of which in other European countries	33.4	424	317
Consolidated earnings before taxes, extraordinary items and minority interests	-23.8	35	47
Consolidated earnings before minority interests	-15.3	20	24
EBIT [1]	-22.9	68	88
EBITDA [2]	-9.9	137	152
Gross margin in % of net sales		34.9	36.2
Cash flow figures			
Investments	7.0	231	215
Gross cash flow [3]	-5.4	104	110
Earnings potential [4]	3.4	125	121
Net cash flow [5]	1.7	89	87
Dividend payment		8.9	8.9
Balance sheet figures and key financial figures			
Total assets	9.0	1,582	1,451
Shareholders' equity [6]		421	415
Shareholders' equity [6] as % of total assets		26.6	28.6
Other figures			
Employees – annual average - converted into full-time equivalents	13.3	7,957	7,026
Earnings per preference share (in €)	-1.3	2.20	2.23

1) Operating earnings before interest and tax
2) Operating earnings before interest, tax, depreciation and amortization
3) Earnings before tax, extraordinary result and minority shares, plus depreciation
4) Gross cash flow plus pre-opening costs
5) Net earnings before minority interests, plus depreciation
6) pursuant to IAS without minority interests



HORNBACH-Baumarkt-AG Group
(ISIN DE0006084403)

Figures in € m, if not indicated otherwise	± %	GJ 2002/2003	GJ 2001/2002
Earnings figures			
Net sales	13.1	1,628	1,439
of which in other European countries	33.4	424	317
Consolidated earnings before taxes and extraordinary items	-45.1	25	46
Consolidated net income	-51.5	14	30
EBIT [1]	-28.6	46	65
EBITDA [2]	-12.6	103	118
Gross margin in % of net sales		35.3	36.4
Cash flow figures			
Investments	16.3	140	120
Gross cash flow [3]	-17.3	83	100
Earnings potential [4]	-7.4	101	109
Net cash flow [5]	-14.1	72	83
Dividend payment		13.1	13.1
Balance sheet figures and key financial figures			
Total assets	7.1	1,093	1,020
Shareholders' equity	-0.1	350	350
Shareholders' equity as % of total assets		32.0	34.3
Other figures			
Employees – annual average - converted into full-time positions	11.6	7,512	6,733
Earnings per share (in €)	-51.8	0.96	1.99
Retail store data			
Number of stores		102	91
of which: in Germany		78	75
in other European countries		24	16
Sales growth – comparable stores - in %		1.5	1.4
Sales area as per BHB in m²	14.3	1,014,685	887,427
-Average weighted net sales per m² in €	-0.4	1,699	1,705
-Average store size in m²	2.0	9,948	9,752
-Average weighted sales per store		16.9	16.6

1) Operating earnings before interest and tax
2) Operating earnings before interest, tax, depreciation and amortization
3) Earnings before tax and extraordinary result, plus depreciation
4) Gross cash flow plus pre-opening costs
5) Net earnings plus depreciation



HORNBACH-Baumarkt-AG Group

Interim Report (IFRS) for the First Quarter of 2003/2004 (March 1 - May 31, 2003)

- Consolidated sales rise by 21.2 %
- 3.9% increase in like-for-like sales
- First-quarter earnings show even stronger growth than sales

In the first three months of the current fiscal year (March 1 to May 31, 2003), HORNBACH-Baumarkt-AG increased its consolidated sales by more than 21 %. Like-for-like sales grew by 3.3% in Germany and by 3.9% across the Group. The market leader in DIY megastores with garden centers in Germany has therefore seen a marked acceleration in its growth compared with the previous year and has been able to increase its market share in a difficult competitive environment.

The investments made in the Group's international expansion, price leadership and customer retention, which had negatively impacted on the 2002/2003 fiscal year, have strengthened the market position of the Group since the start of the new fiscal year. In comparison with the equivalent period in the previous year, earnings in the first quarter of 2003/2004 showed markedly stronger growth than sales. This development was primarily attributable to like-for-like sales growth coupled with an increase in the gross margin primarily resulting from improved procurement conditions.

Key Figures for the First Quarter (IFRS) HORNBACH-Baumarkt-AG Group	± %	1st Quarter 2003/2004 € m	1st Quarter 2002/2003 € m
Sales	21.2	**533.0**	439.9
• Germany	8.3	365.6	337.6
• International *Share in %*	63.6	167.4 *31.4 %*	102.3 *23.3 %*
Like-for-like sales growth (%)		3.9 %	1.5 %
EBITDA	30.9	**52.5**	40.1
Earnings before interest and tax (EBIT)	41.0	**38.2**	27.1
Consolidated earnings before taxes and extraordinary items	41.6	**32.7**	23.1
Consolidated earnings after taxes and before extraordinary items	42.8	**20.7**	14.5
Extraordinary income	-	**1.1**	-
Consolidated net income	50.3	**21.8**	14.5
Earnings per share (€)	51.0	**1.45**	0.96
Investments (in € m)	-53.3	**10.5**	22.5
Balance sheet total	11.8	**1,150.8**	1,029.4
Shareholders´ equity	1.6	**370.9**	364.9
Number of stores		**104**	92
Sales area, as per BHB (in 000s m²)	15.4	**1,036**	898
∅ Average store size (in m²)	2.0	**9,963**	9,764

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Retail Sector Hopes for Improvements

The retail sector suffered a poor start to 2003, although there are also signs that the consumer climate will stabilize in the course of the year. According to figures released by the Federal Office of Statistics, overall sales for the first three months of the year were 1.1% in nominal terms and 0.8% in real terms below the equivalent figures for the previous year. On the basis of the available figures it is not possible to identify any clear trend in the DIY and home improvement sector in Germany. While the official statistics for specialist trade in household, DIY and home improvement goods show an even larger decline (-2.1% nominal, -1.9% real), the retail panel of the Association of German Retailers (HDE) reported a slight improvement of 0.6% for the DIY sector during the period January to March 2003.

HORNBACH Increases Consolidated Sales by 21.2 %

There was a 3.3% rise in like-for-like sales at the HORNBACH stores during the first quarter of the fiscal year (reporting date: May 31, 2003). Including the stores in other European countries (+5.9%), like-for-like sales across the Group increased by 3.9%.

Taking account of the newly opened DIY superstores and garden centers, consolidated sales at HORNBACH-Baumarkt-AG showed a considerable year-on-year increase. Net sales at the Group soared by 21.2% to € 533.0m as of May 31, 2003 (previous year: € 439.9m). The HORNBACH superstores and garden centers outside Germany contributed around € 167.4m to this figure. The share of international sales therefore rose from 23.3% in the previous year to 31.4%.

The first quarter saw the opening of DIY megastores with garden centers in Nieuwegein (Netherlands) and in Schwetzingen. By May 31, 2003, the overall number of stores had risen to 104, compared with 92 in the previous year. The total sales area now amounts to around 1,036,000 m² with an average store size of just under 10,000 m². A total of 79 stores are operated in Germany. The HORNBACH DIY superstores and garden centers in other European countries are distributed as follows: Austria (10), the Netherlands (8), the Czech Republic (4), Switzerland (2) and Luxembourg (1).

Strong Earnings Growth

Thanks to the pleasing course of business during the first quarter of the 2003/2004 fiscal year, HORNBACH has been able to report a rapid recovery from the fall in earnings seen in 2002/2003, which had been caused by a series of one-off factors. It can be seen that the investments made during the previous year in customer retention and in expanding the company's market share have paid off and made a permanent contribution to strengthening the competitive position of HORNBACH. The earnings figures have improved both on the previous year and on the 2001/2002 fiscal year.

Consolidated earnings before taxes and extraordinary items rose year-on-year by 41.6% to € 32.7m during the period from March to May 2003 (previous year: € 23.1m). EBIT grew by 41.0% to € 38.2m (previous year: € 27.1m). As of May 31, 2003, the EBIT margin had risen from 6.2% in the previous year to 7.2%. Earnings before interest, tax, depreciation and amortization (EBITDA) reported a year-on-year increase of 30.9% to € 52.5m (previous year: € 40.1m). Group net income grew by more than 50% during the first quarter of 2003/2004 to reach € 21.8m (previous year: € 14.5m). Earnings per share pursuant to IFRS rose from € 0.96 to € 1.45 as of May 31, 2003.

The marked improvement in the key earnings figures for the first quarter is primarily due to the increase in like-for-like sales and to the fact that the gross margin rose in spite of lower retail prices, but remained below the level seen in the 2001/2002 fiscal year. The gross margin across the Group rose as a percentage of sales from 34.7% to 35.8%. This was princi-

pally the result of an improvement in international procurement conditions. The relative decline in administration costs also had a positive impact on the development of earnings.

Personnel

At the reporting date on May 31, 2003, there were 9,314 individuals across Europe in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries (previous year: 8,080). Calculated as an annual average and converted into full-time equivalents, the company had 8,130 employees (previous year: 7,068).

Investments

A total of € 10.5m was invested during the first three months of the current fiscal year (previous year: € 22.5m), primarily in land and buildings (38%) and in office equipment (62%). Information as to the financial and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement appended to this report.

Outlook

Up to seven new openings are scheduled to take place across the Group by the end of the fiscal year (February 28, 2004), of which up to four are to be in Germany. The overall number of HORNBACH DIY superstores with garden centers is therefore expected to rise to 111 (previous year: 102) with a total sales area of 1,122,000 m².

The overall net sales of the HORNBACH-Baumarkt-AG Group, including newly opened stores, are predicted to grow to around € 1.9bn (previous year: € 1.63 bn). Like-for-like sales are also expected to exceed the previous year's figures and thus outperform the development of the sector in Germany once more.

Consolidated earnings before taxes and extraordinary items are expected to grow faster than sales and surpass the level seen in the 2001/2002 fiscal year (€ 46.3m). This improvement is to be achieved by means of enhanced efficiency – partly due to synergies and the exchange of best-practice experience with Kingfisher plc., the strategic partner of the HORNBACH Group – and a relative decline in costs as a percentage of sales.

Bornheim bei Landau, June 25, 2003
– The Board of Management –

Financial Calendar

■ June 25, 2003	**Financial Statements Press Conference** 2002/2003 Publication of Annual Report **DVFA Analysts' Conference** **Interim Report** as of May 31, 2003
■ August 28, 2003	**Annual General Meeting** in the Congress Center Messe Frankfurt (11.00 a.m.), Frankfurt am Main
■ September 25, 2003	**Interim Report** as of August 31, 2003
■ December 19, 2003	**Interim Report** as of November 30, 2003

Contact

Investor Relations

Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Internet: www.hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
Presse@hornbach.com

Income Statement

HORNBACH-BAUMARKT-AG Group

	+/- %	1st Quarter 2003/2004 € m	1st Quarter 2002/2003 € m
Sales	21.2	533.0	439.9
Other income of which non-operating € 0.7m (previous year: 0)	53.7	6.3	4.1
Cost of materials	19.3	344.8	289.0
Gross margin	**25.5**	**194.5**	**155.0**
Personnel expenses	22.4	73.9	60.4
Amortization of intangible assets and depreciation of property, plant & equipment	10.0	14.3	13.0
Other operating expenses	25.0	68.1	54.5
Earnings before interest and tax (EBIT)	**41.0**	**38.2**	**27.1**
Net financial expenses	37.5	-5.5	-4.0
Consolidated earnings before taxes and extraordinary items	**41.6**	**32.7**	**23.1**
Taxes on income	40.2	11.5	8.2
Other taxes	25.0	0.5	0.4
Consolidated earnings after taxes and before extraordinary items	**42.8**	**20.7**	**14.5**
Extraordinary income (after income taxes of € 0.5m)	-	1.1	0.0
Consolidated net income	**50.3**	**21.8**	**14.5**

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Balance Sheet

HORNBACH-BAUMARKT-AG Group

	%	May 31, 2003 € m	%	May 31, 2002 € m
ASSETS				
A. Long-term assets	**55.8**	**641.4**	**58.8**	**605.3**
I. Intangible assets	1.1	12.4	1.4	14.2
II. Property, plant & equipment	53.5	615.3	56.7	583.4
III. Financial assets	0.1	1.0	0.0	0.4
IV. Other long-term assets	0.1	1.6	0.0	0.3
V. Deferred tax claims	1.0	11.1	0.7	7.0
B. Short-term assets	**44.2**	**509.4**	**41.2**	**424.1**
I. Inventories	33.2	382.5	33.0	339.2
II. Accounts receivable and other assets	5.8	67.2	5.0	51.7
III. Liquid funds	5.2	59.7	3.2	33.2
TOTAL ASSETS	**100.0**	**1,150.8**	**100.0**	**1,029.4**
EQUITY AND LIABILITIES				
A. Shareholders´ Equity	**32.2**	**370.9**	**35.5**	**364.9**
I. Subscribed capital	3.9	45.0	4.4	45.0
II. Capital reserve	10.6	122.5	11.9	122.5
III. Revenue reserves	15.8	181.6	17.8	182.9
IV. Consolidated net income	1.9	21.8	1.4	14.5
B. Long-term liabilities	**29.4**	**338.9**	**32.9**	**340.1**
I. Financial liabilities	25.2	290.2	27.9	286.8
II. Deferred taxes	3.7	43.0	4.5	47.3
III. Other liabilities	0.5	5.7	0.5	6.0
C. Short-term liabilities	**38.4**	**441.0**	**31.6**	**324.4**
I. Financial liabilities	9.4	107.8	6.1	62.8
II. Trade accounts payable and other liabilities	24.1	277.4	20.1	206.4
III. Tax provisions	1.5	16.6	1.2	12.2
IV. Other provisions	3.4	39.2	4.2	43.0
TOTAL EQUITY AND LIABILITIES	**100.0**	**1,150.8**	**100.0**	**1,029.4**

Cash Flow Statement
HORNBACH-BAUMARKT-AG Group

	1st Quarter 2003/2004 € m	1st Quarter 2002/2003 € m
Consolidated earnings after tax and before extraordinary items	**21**	**15**
Depreciation and amortization of fixed assets	14	13
Changes in provisions	17	13
Profits/losses on the sale of fixed assets	-1	0
Change in inventories, trade accounts receivable and other assets	-28	-26
Changes in trade accounts payable and other liabilities	43	2
Other income/expenses with no cash effect	2	1
Receipts/payments of exceptional items	2	0
Inflow of funds from ordinary trading activities	**70**	**18**
Receipts from disposals of fixed assets	1	0
Payments for capital expenditure	-11	-21
Outflow of funds for investment activities	**-10**	**-21**
Receipts from the proceeds of financial loans	10	0
Payments for the redemption of financial loans	-8	-13
Income/receipts from group financing activities	-3	-7
Change in short-term financial loans	-22	6
Outflow of funds for financing activities	**-23**	**-14**
Change in liquid assets	37	-17
Liquid funds at March 1	23	50
Liquid funds at May 31	**60**	**33**

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Change in Consolidated Shareholders' Equity

HORNBACH-BAUMARKT-AG Group

1st Quarter 2002/2003							
€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at March 1, 2002	**45**	**122**	**0**	**1**	**152**	**30**	**350**
Transfer to reserves					30	-30	**0**
Net income						15	**15**
As at May 31, 2002	**45**	**122**	**0**	**1**	**182**	**15**	**365**

1st Quarter 2003/2004							
€ m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	**Total equity**
As at March 1, 2003	**45**	**122**	**-2**	**1**	**168**	**15**	**349**
Transfer to reserves					15	-15	**0**
Net income						22	**22**
As at May 31, 2003	**45**	**122**	**-2**	**1**	**183**	**22**	**371**

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

Notes to the Interim Report (IFRS) for the First Quarter of 2003/2004

1. ACCOUNTING PRINCIPLES

This non-audited group interim report of HORNBACH-Baumarkt-Aktiengesellschaft and its subsidiaries for the first quarter as of May 31, 2003 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (International Financial Reporting Standards – "IFRS"). Application has been made of all International Financial Reporting Standards and interpretations of the International Financial Reporting Standing Interpretation Committee "SIC" valid as of May 31, 2003.

The accounting principles applied in the compilation of this interim report correspond to those applied in the group annual report as of February 28, 2003.

This interim report is to be read in conjunction with the group annual report for the 2002/2003 fiscal year. The notes included therein also apply to this interim report unless expressly indicated otherwise. Particular reference is made to Note 12 in the annual report "Amendments to the Accounting and Valuation Methods". Account has been taken of the resultant amendments in the comparable figures for the quarter ending as of May 31, 2002.

2. REPORTING ENTITIES

No alterations have been made to the reporting entity during the first quarter of 2003/2004.

3. SEASONAL INFLUENCES

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in autumn and winter than in the spring and summer months. The seasonal variations are reflected in the figures for the first quarter. The results of business operations for the first three months up to May 31, 2003 do not automatically constitute an indicator for the results to be expected for the overall fiscal year.

4. NON-OPERATIVE RESULT

The non-operative earnings of € 0.7m include profits on the sale of two DIY superstores with garden centers, which were subsequently rented back for the long term on the basis of sale and rent-back agreements (operating lease). Following expiry of the basic rental period, which may not be terminated, the agreements provide for an extension of the rental period and also include purchase options.

5. EXTRAORDINARY RESULT

The extraordinary income includes a grant of € 1.6m made by the state government of Upper Austria to cover the damage caused by the flood disaster in 2002. There are no conditions or performance contingencies in connection with the assistance thereby granted. The tax expense related to the extraordinary income amounts to € 0.5m.

6. EARNINGS PER SHARE

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the result allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	May 31, 2003	May 31, 2002
Number of shares issued	15,011,500	15,011,500
Net income allocable to the shareholders of HORNBACH-Baumarkt AG (in € m)	21.8	14.5
Earnings per share (in €)	1.45	0.96

Due to share option plans there are some shares which may potentially be diluted. These have no influence on the earnings per share figure, however, as the hurdles for exercising such options have not been reached.

7. SEGMENTAL REPORTING

1st Quarter 2003/2004 in €m (1st Quarter 2002/2003 in €m)	**DIY Superstores**	**Real Estate**	**Other and Consolidation**	**HORNBACH-Baumarkt-AG Group**
Segment Income	**532.6**	**17.5**	**-17.1**	**533.0**
	(439.5)	(13.2)	(-12.8)	(439.9)
- Sales proceeds from external third parties	532.3	0.0	0.0	532.3
	(439.0)	0.0	0.0	(439.0)
- Sales proceeds from affiliated companies	0.3	0.0	0.0	0.3
	(0.5)	0.0	0.0	(0.5)
- Rental income from affiliated companies, internal rental income	0.0	17.3	-17.1	0.2
	(0.0)	(13.0)	(-12.8)	(0.2)
- Rental income from external third parties	0.0	0.2	0.0	0.2
	(0.0)	(0.2)	(0.0)	(0.2)
Segment Result (EBIT)	**33.8**	**7.7**	**-3.3**	**38.2**
	(23.2)	(5.4)	(-1.5)	(27.1)

Bornheim bei Landau, June 25, 2003
– The Board of Management –